LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louistlaw@aol.com

May 24, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

AXM Pharma, Inc.

Registration Statement on Form S-3

File No. 333-124945

Dear Sir or Madam:

On behalf of our client, AXM Pharma, Inc. (the “Company”), enclosed herewith please find Pre-Effective Amendment Number 1 to the Company’s Registration Statement, as filed on Form S-3 on this same date.  Please be advised that the initial registration statement was filed on May 16, 2005, but was not declared effective and an amended S-3 was filed on May 17, 2005, but was also not declared effective.

This pre-effective amendment has been filed in order to respond to comments received from your offices on May 23, 2005 regarding the Registration Statement filed on May 16, 2005.

1.

Your registration statement should register only those shares, which are currently outstanding.  To the extent some shares are not yet issued they should be removed from the registration statement. We note that 750,0000 of the shares being offered for resale are “issuable pursuant to consulting agreements.”  Supplementally, please confirm whether these shares have already been issued and tell us whether the underlying services for which they are being issued have been rendered. Also, please amend the registration table accordingly.

Response:

Common stock underlying the notes and warrants issued pursuant to AXM Pharma Inc.’s April 2005 financing is issued and outstanding.  AXM Pharma agreed to register all of the common stock issuable pursuant to the dividends that were distributed in January 2005, that may be distributed on June 24, 2005, and 125% of the common stock that may be distributed as dividends on January 19, 2006.

The 750,000 shares being offered for resale as “issuable pursuant to consulting agreements” consist of the following: 25,000 shares for Aurelius Consulting; 315,000 shares for Madden Consulting, Inc.; 10,000 shares for Black Cat Consulting Inc.; 25,000 shares for RBW, Inc.; and, 350,000 shares for Newbridge Securities Corporation.  These shares represent the total amount of shares each consultant is authorized to receive under his/her consulting agreement with AXM Pharma, which was signed prior to the time we filed the registration statement.   Pursuant to the consulting agreements, consultants receive shares in pre-determined installments, either monthly or quarterly during the term of the consulting agreement.  AXM Pharma accounts for all of the shares its consultants are authorized to receive at the time the corresponding consultant agreement is signed, which is why we register all of the shares at once.  Since consultants receive shares in installments during the term of his/her agreement, some services have already been rendered to AXM Pharma when the consultant receives an installment of shares.

We revised the registration statement according to your comment and amended the amount of shares “issuable pursuant to consulting agreements” to 725,000 since that is the correct amount of shares being registered under this category.

2.

We note that certain of the shares are being registered as “adjustment shares” pursuant to the anti-dilution provisions related to preferred stock and warrants.  Your current disclosure does not attribute the shares to a particular selling stockholder.  Supplementally, please explain to us how you calculated the number of adjustment shares and name in the table the specific selling stockholders offering these shares.

Response: We have revised the selling shareholder table according to your comment.  Cranshire Capital, LP and Enable Growth Partners, LP received additional shares pursuant to the anti-dilution provisions, but were also investors in AXM Pharma’s April 2005 private financing. Therefore, their “adjustment shares” were included in their line entry of the selling shareholder table and explained by a footnote thereto, within the original registration statement.

We used the formula set forth in the warrant agreement dated August 21, 2003 and September 12, 2003, to calculate the adjustment required for those warrants, which were granted to Gryphon Master Fund, LP and SF Capital Partners, Ltd.  The exercise price of those warrants was adjusted in accordance with the formula set forth in Section (5)(b) of the Warrant.  According to Section (5)(b), the exercise price shall be adjusted by multiplying the exercise price in effect immediately prior to the adjustment date, by a fraction, the numerator of which shall be the number of shares of common stock outstanding on such date plus the number of shares of common stock which the aggregate offering price of the total number of shares of common stock so to be offered (or the aggregate initial conversion or exchange price of the convertible or exchangeable securities so to be offered) would purchase at such exercise price and the denominator of which shall be the number of shares of common stock outstanding on such date plus the number of additional shares of common stock to be offered for subscription or purchase (or into which the convertible or exchangeable securities so to be offered are initially convertible or exchangeable).  According to Section (5)(f) of the warrants, when the exercise price is adjusted, the warrant then evidences the right to purchase, at the adjusted exercise price, that number of shares (calculated to the nearest thousandth) obtained by dividing (A) the product obtained by multiplying the number of shares purchasable upon exercise of the warrant prior to adjustment of the number of shares by the exercise price in effect prior to adjustment of the exercise price by (B) the exercise price in effect after such adjustment of the exercise price.

The conversion price of the Series C preferred shares was adjusted according to the formula set forth in Section 5(e) of the Certificate of Designation of the Relative Rights and Preferences of the Series C Stock.  According to Section 5(e), the adjusted conversion price is determined by multiplying the original conversion price ($4.25) by a fraction:

(1)

the numerator of which shall be equal to the sum of (A) the number of shares of common stock outstanding immediately prior to the issuance of the additional shares of common stock plus (B) the number of shares of common stock (rounded to the nearest whole share) which the aggregate consideration for the total number of such additional shares of common stock so issued would purchase at a price per share equal to the then conversion price, and

(2)

the denominator of which shall be equal to the number of shares of common stock outstanding immediately after the issuance of such additional shares of common stock.

The exercise price of the warrants issued on June 24, 2004 was adjusted, but the number of shares of common stock underlying the warrants remained the same.

3.

We note the filing does not include the signature of your principal executive officer or principal financial officer. Please include these signatures in your amended Form S-3.  If Chet Howard serves as both, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-3.

Response:

We have revised the signature page according to your comment. Please be advised that Chet Howard is currently AXM Pharma’s Chief Executive Officer and acting Chief Financial Officer.

4.

Please specifically incorporate by reference your most recent Form 10-Q filed on May 16, 2005.

Response:

We have specifically incorporated AXM Pharma’s May 16, 2005 Form 10-Q by reference, according to your comment.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

/s/ Louis E. Taubman Louis E. Taubman

cc.

Song Brandon, Esq.

AXM Pharma, Inc.

Enclosures